March 27, 2020

Richard Dierker
Executive Vice President and Chief Financial Officer
CHURCH & DWIGHT CO INC
500 Charles Ewing Boulevard
Ewing, NJ 08628

       Re: CHURCH & DWIGHT CO INC
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 18, 2020
           File No. 001-10585

Dear Mr. Dierker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences